UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOUTHWALL TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

844909200

(CUSIP Number)

Solutia Inc.

Paul J. Berra, III

Senior Vice President, Legal and Governmental Affairs

and General Counsel

575 Maryville Centre Drive

P.O. Box 66760

St. Louis, Missouri 63166-6760

(314) 674-1000

Copies to:

William B. Sorabella, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2011

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 844909200 13D

(1)	Name of reporting person S.S. or I.R.S. Identification No. of Above Person SOLUTIA INC. 43-1781797
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 27,509
	(8)	Shared voting power 4,694,780 (1)
	(9)	Sole dispositive power 27,509
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,722,289 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 63.3% (1)
(14)	Type of reporting person CO

(1)	Beneficial ownership of the Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 7,462,688 fully-diluted Shares outstanding as of October 4, 2011, excluding Shares issuable upon exercise of outstanding Issuer options.

CUSIP No. 844909200 13D

(1)	Name of reporting person S.S. or I.R.S. Identification No. of Above Person BACKBONE ACQUISITION SUB, INC. 45-3543065
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 4,694,780 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 4,694,780 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 62.9% (1)
(14)	Type of reporting person CO

(1)	Beneficial ownership of the Shares is being reported hereunder because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any such Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 7,462,688 fully-diluted Shares outstanding as of October 4, 2011, excluding Shares issuable upon exercise of outstanding Issuer options.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.001 per share (the “Shares”), of Southwall Technologies Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 3788 Fabian Way, Palo Alto, California 94303.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by Backbone Acquisition Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Solutia Inc. (“Parent”), a Delaware corporation, and Parent.

Parent’s principal executive offices are located at 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. The telephone number of Parent is (314) 674-1000. Parent, together with its subsidiaries, is a global manufacturer of performance materials and specialty chemicals used in a broad range of consumer and industrial applications including interlayers and aftermarket film for automotive and architectural glass; chemicals that promote safety and durability in tires; and encapsulants, coatings and specialty chemicals used in a variety of electronic, industrial and energy solutions.

Purchaser’s principal executive offices are located at 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. The telephone number of Purchaser is (314) 674-1000. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with such transactions.

Parent and Purchaser are collectively hereinafter referred to as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 4.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Purchaser and Parent is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On October 6, 2011, Parent, Purchaser and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Parent has agreed to acquire Issuer on the terms and subject to the conditions set forth in the Merger Agreement. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed to cause Purchaser to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares, at a price of $13.60 per Share, net to the holder thereof in cash, without interest, less any applicable withholding taxes (the “Offer Price”).

Pursuant to the Merger Agreement, following the consummation of the Offer, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Issuer (the “Merger”), with Issuer continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. In the Merger, each Share outstanding at the effective time of the Merger (other than Shares with respect to which appraisal rights are properly exercised under the General Corporation Law of the State of Delaware (the “DGCL”) or Shares held by Parent, Purchaser, Issuer or any other subsidiary of any of these parties) will be converted into the right to receive cash in an amount equal to the Offer Price.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

In connection with the parties’ entry into the Merger Agreement, each of Dolphin Direct Equity Partners, L.P. and certain funds affiliated with Needham Funds (each, a “Stockholder”), which collectively own 4,694,780 Shares, or approximately 63% of the Shares (on an as-converted and fully-diluted basis), has entered into a tender and support agreement with Parent, Purchaser and Issuer (collectively, the “Support Agreements”), providing that such Stockholders shall, among other things, (i) convert all shares of Series A 10% Cumulative Convertible Preferred Stock, par value $0.001 per share, of Issuer held by such Stockholders into Shares, (ii) tender all Shares beneficially owned by such Stockholders (including all Shares obtained pursuant to the conversion referenced in clause (i) above) into the Offer, and (iii) take certain other actions and comply with certain other restrictions to support the Merger and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Support Agreements. In addition, in the event of certain terminations of the Merger Agreement, such Stockholders shall share a certain portion of any additional profit obtained by such Stockholders in connection with Issuer’s entry into an Alternative Transaction (as defined in the Support Agreements).

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are attached as Exhibit 2 and Exhibit 3 to this Schedule 13D and are incorporated herein by reference.

Shared voting power with respect to the Shares beneficially owned by the Stockholders may be deemed to have been acquired through execution of the Support Agreements.

Schedule B lists the names and number of Shares that are beneficially held by each Stockholder and subject to this Schedule 13D.

The proposed transaction values the equity of Issuer at approximately $113 million. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions.

In addition, Parent acquired 27,509 Shares in open market purchases on or prior to May 28, 1999 using cash on hand. Such Shares were acquired solely for investment purposes and not for the purposes of influencing the management of the Company.

Item 4.	Purpose of the Transaction

The purpose of the Offer is for Parent and Purchaser to acquire control of, and the entire equity interest in, Issuer. If the Offer is consummated, Parent will be entitled to designate a number of persons to the board of directors of Issuer that reflects Parent and Purchaser’s proportionate ownership of the Shares. The purpose of the Merger is for Parent and Purchaser to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as reasonably practicable, subject to the satisfaction of certain conditions. Upon the consummation of the Merger, (i) the Surviving Corporation will become a wholly-owned subsidiary of Parent and (ii) each outstanding Share (other than Shares with respect to which appraisal rights are properly exercised under the DGCL or Shares held by Parent, Purchaser, Issuer or any other subsidiary of any of these parties) will be converted into the right to receive the Offer Price.

Following the Merger, the Shares will no longer be traded on The Nasdaq Capital Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as disclosed in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer

(a) and (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreements and those Shares owned by Parent as set forth in Item 3 of this Schedule 13D, the Reporting Persons do not beneficially own any Shares.

As a result of the Support Agreements, Parent and Purchaser may be deemed to have the power to vote up to 4,694,780 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of 4,694,780 Shares. Accordingly, Purchaser may be deemed to be the beneficial owner of 4,694,780 Shares, and all Shares that may be deemed to be beneficially owned by Purchaser constitute approximately 62.9% of the 7,462,688 fully-diluted Shares outstanding as of October 4, 2011, excluding Shares issuable upon exercise of outstanding Issuer options.

As a result of its Share ownership as set forth in Item 3 of this Schedule 13D, Parent may be deemed to be the beneficial owner of an additional 27,509 Shares, over which it has the sole power to vote and the sole power to dispose. Accordingly, Parent may be deemed to be the beneficial owner of 4,722,289 Shares, and all Shares that may be deemed to be beneficially owned by Parent constitute approximately 63.3% of the 7,462,688 fully-diluted Shares outstanding as of October 4, 2011, excluding Shares issuable upon exercise of outstanding Issuer options.

The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim all beneficial ownership of such Shares.

Except as disclosed in this Schedule 13D, none of Parent, Purchaser and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c)

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except as disclosed in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc. and Southwall Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

Exhibit 2	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and certain funds affiliated with Needham Funds (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

Exhibit 3	Tender and Support Agreement, dated as of October 6, 2011, by and among Solutia Inc., Backbone Acquisition Sub, Inc., Southwall Technologies Inc. and Dolphin Direct Equity Partners, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Solutia Inc. with the Securities and Exchange Commission on October 11, 2011).

Exhibit 4	Joint Filing Agreement, dated October 17, 2011, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 17, 2011

SOLUTIA INC.

By:	/s/ Paul J. Berra, III
Name: Paul J. Berra, III
Title: Senior Vice President, Legal and Governmental Affairs and General Counsel

BACKBONE ACQUISITION SUB, INC.

By:	/s/ D. John Srivisal
Name: D. John Srivisal
Title: Vice President

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF SOLUTIA INC. AND BACKBONE ACQUISITION SUB, INC.

1. Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Parent. The current business address of each such person is c/o Solutia Inc., 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. Each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Robert K. deVeer, Jr.	Director

James P. Heffernan	Director

Edgar G. Hotard	Director

W. Thomas Jagodinski	Director

William T. Monahan	Director

Robert A. Peiser	Director

Jeffry N. Quinn	President, Chief Executive Officer and Chairman of the Board

William C. Rusnack	Director

Gregory C. Smith	Director

Paul J. Berra, III	Senior Vice President, Legal and Governmental Affairs and General Counsel

Robert T. DeBolt	Senior Vice President, Business Operations

D. Michael Donnelly	Executive Vice President and Chief Operating Officer

Gary M. Glandon	Senior Vice President and Chief Human Resources Officer

Nadim Z. Qureshi	Senior Vice President of Corporate Development- Emerging Markets & President of Photovoltaics

Timothy J. Spihlman	Senior Vice President of Corporate Strategy and Analysis

James M. Sullivan	Executive Vice President and Chief Financial Officer

2. Directors and Executive Officers of Purchaser. The following table sets forth the name and present principal occupation or employment for each director and executive officer of Purchaser. The current business address of each such person is c/o Solutia Inc., 575 Maryville Centre Drive, P.O. Box 66760, St. Louis, Missouri 63166-6760. Each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Robert T. DeBolt	Director and President

D. John Srivisal	Director and Vice President

James A. Tichenor	Director and Vice President and Treasurer

Miriam Rogers Singer	Vice President and Secretary

SCHEDULE B

STOCKHOLDERS AND SUBJECT SHARES

Name of Stockholder	Subject Shares

Dolphin Direct Equity Partners, L.P.	1,475,719

The Needham Group, Inc.	401,962

Needham Capital Partners II, L.P.	782,657

Needham Capital Partners III, L.P.	1,370,152

Needham Capital Partners IIIA, L.P.	141,504

Needham Capital Partners II (Bermuda), L.P.	109,709

Needham Capital Partners III (Bermuda), L.P.	273,076

Needham Emerging Growth Partners, L.P.	80,000

Needham Contrarian Fund, L.P.	16,875

Needham Contrarian Fund (QP), L.P.	43,126